January 14, 2008
United States Securities and Exchange Commission
100 F Street, N. E., Stop 7010
Washington, D.C. 20549
Attention:	Ms. Jill Davis, Branch Chief, Division of Corporation Finance
Dear Ms. Davis:
Re:	Denison Mines Corp. (the “Company”) Form 40-F for Fiscal Year Ended December 31, 2006 Filed: March 10, 2007 File Number: 001-33414
Thank you for your letter of December 31, 2007, in which you provide comments on the Company’s Form 40-F for the fiscal year ended December 31, 2006, filed on March 30, 2007 (the “Form 40-F”).
We are pleased to provide the following responses to your comments. For ease of reference we have numbered our responses to correspond to your comments, as set out in your December 31, 2007 letter.
Disclosure Controls and Procedures
D. Changes in Internal Controls and Procedures, page 4
1.     In fact, there has been no change, significant or otherwise, in the Company’s internal control over financial reporting that occurred during the fifteen month period covered by the Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The addition of the word “significant” to paragraph D on page 4 of the Form 40-F was an inadvertent mistake. That paragraph should be read without that word. However, since that paragraph is true as written, and since, in fact, there were no such changes, significant or otherwise, required to be disclosed in the Form 40-F, we do not propose to amend the Form 40-F to delete that word.
We will address this in the Company’s Form 40-F for the fiscal year ending December 31, 2007 (the “2007 Form 40-F”), which will be filed in March of this year. Specifically, in the 2007 Form 40-F we will disclose any change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the 2007 Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. If, as was the case for the period ending December 31, 2006 , there are no such changes for the period ending December 31, 2007, we will delete the word “significant” from the first line of the subject paragraph in the 2007 Form 40-F, such that that paragraph will read as follows:
There was no change in the Company’s internal control over financial reporting that occurred during the twelve month period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Engineering Comments
General
2.     As requested, we have added the following cautionary language to the Company’s web site:
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 001-33414. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml, as well as on this website under Reports and Filings/Annual Information Form.
This cautionary language has been added to the Company’s website in the following locations:
•	On the Legal Disclaimers page, which is linked to the home page of the website; and

•	On the Reports and Filings/ Reserves and Resources page, which is also linked to the home page of the website.
3.     Enclosed with this letter, as supplemental information, are tables listing all of the Company’s mineral properties as of the date of the Form 40-F, designating reserves, resources, and historical estimates separately, summarized by project, division, or geographic area, as the case may be, together with total results.
4.     The information that supports the Company’s reserve determinations is summarized in the following Technical Reports (the “Technical Reports”), that were prepared in each case by a Qualified Person in conformance with National Policy 43-101 promulgated by the Canadian Securities Administrators:

•	McClean — Sue A, Sue B, Sue E, Caribou
o	Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada, Prepared for Denison Mines Inc., Authors: James W. Hendry, P.Eng., Richard E. Routledge, M.Sc., P.Geol., November 21, 2005, Revised February 16, 2006, Roscoe Postle Associates Inc.;
•	McClean — Sue D
o	Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada, Prepared for Denison Mines Inc., Authors: James W. Hendry, P.Eng., Richard E. Routledge, M.Sc., P.Geol., March 31, 2006, Roscoe Postle Associates Inc.;
•	McClean — North
o	Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan, Prepared for the McClean Lake Joint Venture, Author: Richard E. Routledge, M.Sc., P.Geo., January 31, 2007, Scott Wilson Roscoe Postle Associates Inc.; and
•	Midwest
o	Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates Saskatchewan, Canada, Prepared For Denison Mines Inc., Authors: James W. Hendry, P.Eng., Richard E. Routledge, M.Sc., P.Geol, Luke Evans, M.Sc., P.Eng., June 1, 2005, Revised February 14, 2006, Roscoe Postle Associates Inc.
The Technical Reports include, generally:
•	Property and geologic maps;

•	Descriptions of sampling and assaying procedures

•	Drill-hole maps showing drill intercepts;

•	Representative geologic cross-sections;

•	Descriptions and examples of cut-off calculation procedures;

•	Cut-off grades used for each category of reserves and resources;

•	Justifications for the drill hole spacing used at various classification levels; and

•	A detailed description of the procedures used for estimating reserves.
Estimations of resources are presented at various cutoff grades, but for purposes of conversion to reserves are presented at 0.1% U3O8. For estimation of reserves, most of the McClean deposits (Sue A, Sue E, and Caribou) are planned to be mined by open pit mining methods, and the operator has historically used, and is currently using, an economic cut-off of 0.1% U3O8 which is what the Company’s Canadian reserves have been estimated at. For the McClean North underground deposit, much higher cutoffs are used, and the derivation of these are explained in the Technical Report for that property. The mining cut-off grade for the Midwest open pit is estimated at 0.30% U3O8.
Drill hole spacing at deposits on the McClean project have been found over time to be most efficient at the 12.5 metre spacing level. Variography studies and geological continuity, results of which are presented in most of the Technical Reports, have demonstrated that this spacing is adequate for estimation to reserve category. At the Midwest deposit, variography work has demonstrated that the most efficient drill hole spacing is 7.5 metres for high grade and 15 metres for lower grade areas of the deposit.

As requested, the foregoing Technical Reports are provided as supplemental information on the enclosed CD, formatted as Adobe pdf files. Each of these Technical Reports is also available on the Company’s web site at www.denisonmines.com on the Reports and Filings/Reserves and Resources page.
The Technical Reports do not include any drill logs, and do not provide a detailed permitting and government approval schedule for the various projects. Accordingly, we have also included, as supplemental information, on the enclosed CD:
•	A representative drill log for each of the three geologic types of deposit (the Midwest and McClean North unconformity type deposits, the Sue E and Sue C basement type deposits and the Sue A, Sue B and Caribou sandstone type deposits); and

•	a document titled “Detailed Permitting and Government Approval Schedule” that provides a detailed permitting and governmental approval schedule for each project, that particularly identifies the primary environmental or construction approval(s) and the Company’s current location on that schedule.
In your letter, you requested that we also include, as supplemental information, executive summaries of feasibility studies or mine plans, which include the cash flow analyses. The Company holds a minority joint venture interest in the McClean (22.5%) and Midwest (25.17%) projects, and is not the operator of either of those projects. The operator of those projects is AREVA Resources Canada Inc., which is not a public company and does not publish feasibility studies or mine plans for its projects. However, the Technical Reports contain economic and cash flow analyses that support the reserves published by the Company.
If you have any technical questions about the Company’s reserves, please contact Mr. Bill Kerr, Vice President, Exploration and Development. Mr. Kerr will be out of the country over the next few weeks, but you should be able to reach him on his cell phone at 306-612-4653, or failing that by email at bkerr@denisonmines.com.
We hope that the foregoing responses adequately address the SEC’s comments on the Form 40-F. We would be pleased to address any questions you may have on the foregoing or any further comments you may have. I can be reached at 416-979-1991, extension 372.
As a final note, your December 31, 2007 letter was addressed to Mr. Mark Katsumata, Vice President Finance of Denison Mines Corp. Mr. Katsumata is no longer with the Company. Please address all future correspondence to me as Executive Vice President and Chief Financial Officer of the Company.

In providing this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
Denison Mines Corp.
Signed by “James R. Anderson”
James R. Anderson
Executive Vice President and Chief Financial Officer
cc:	E. Peter Farmer, Chief Executive Officer
Ron Hochstein, President and Chief Operating Officer
David C. Frydenlund, Vice President U.S. Regulatory Affairs and Counsel
Bill Kerr, Vice President, Exploration and Development

DENISON MINES CORP.
MINERAL RESERVE AND RESOURCE ESTIMATES
As of March 27, 2007
Mineral Reserve Estimates (1)

		Probable Reserves		Company
		100% Basis	Pounds of	Share
	Tonnes of Ore	Grade	U3O8	Pounds U3O8
Deposit	(,000)	(% U3O8)	(,000)	(,000)
McClean — Ore Stockpile	215.1	0.35	1,688	380
McClean — Sue E (2)	489.9	0.88	9,502	2,138
Midwest (3) (4)	345.5	5.47	41,664	10,487

Total Reserves				13,005

Notes:

(1)	A U3O8 price of US$23.20 per pound was used in the evaluation of project economics for the purpose of determining mineral reserves.

(2)	The historic and proposed mining cut-off grade for the McClean open pits is at 0.10% U3O8.

(3)	The mining cut-off grade for the Midwest open pit is estimated at 0.30% U3O8.

(4)	The Company’s share of probable reserves at Midwest also contains 4.37% Nickel (8,378,000 pounds) and 0.33% Cobalt (633,000 pounds.).
Mineral Indicated Resource Estimates(1)

		Indicated Resources (2)		Company
		100% Basis	Pounds of	Share
	Tonnes of Ore	Grade	U3O8	Pounds U3O8
Deposit	(,000)	(% U3O8)	(,000)	(,000)
McClean — Sue B	72.9	0.73	1,174	264
McClean — Caribou	39.5	3.13	2,724	613
McClean — Sue D	122.8	1.05	2,840	639
McClean North	186.1	2.80	11,480	2,583
Henry Mountains — Bullfrog	961.6	0.32	6,866	6,866
Mongolia — Hairhan	4,726.0	0.08	7,891	5,524

Total Indicated Resources				16,492
Mineral Inferred Resource Estimates(1)

		Inferred Resources (3)		Company
		100% Basis	Pounds of	Share
	Tonnes of Ore	Grade	U3O8	Pounds U3O8
Deposit	(,000)	(% U3O8)	(,000)	(,000)
McClean — Sue B	12.0	0.95	252	57
McClean — Sue E (4)	780.3	0.69	11,783	2,651
McClean — Sue D	24.2	0.39	209	47
McClean North	3.2	0.74	50	11
Henry Mountains — Bullfrog	798.3	0.35	6,046	6,046
Arizona Strip	217.7	0.70	3,352	3,352
Mongolia — Hairhan	1,848.0	0.09	3,484	2,439

Total Inferred Resources				14,603

Notes:

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	The indicated resources were estimated at various block cut-off grades and 0.1% U3O8 was selected as most reasonable for the McClean deposits, 0.2% eU3O8 with a 0.8 feet % GT for Henry Mountains and a 0.02% U (0.024% U3O8) with a minimum thickness of 1.0 metre for Mongolia. The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.

(3)	The inferred resources were estimated at various block cut-off grades and 0.1% U3O8 was selected as most reasonable for the McClean deposits, 0.2% eU3O8 with an 0.8 feet % GT for Henry Mountains, 0.2% eU3O8 for the Arizona Strip and a 0.02% U (0.024% U3O8) with a minimum thickness of 1.0 metre for Mongolia. The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.

(4)	The operator conducted confirmatory drilling on a portion of these resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred resource of 2 million pounds on a 100% basis in this area, as compared to the 7 million pounds that Scott Wilson RPA has estimated. As at March 27, 2007, Scott Wilson RPA has not re-estimated the resource using the new drill information.
Henry Mountains — Tony M Historical Mineral Resources (1)

	Tons of Ore	Grade (2)	Pounds eU3O8
Category	(,000)	(% eU3O8)	(,000)
Indicated Resource	1,280	0.21	5,300

Notes:

(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the Tony M historical mineral resource is the most reasonable and reliable of several historical estimates, and the classification complies with CIM definition standards.

(2)	The cut-off grade is 0.15% eU3O8. The term eU3O8 refers to equivalent U3O8 grade derived by gamma logging of drill holes.
Mongolia — Haraat Historical Mineral Resources

	Tons of Ore	Grade	Pounds eU3O8
Category	(,000)	(% U3O8)	(,000)
Inferred Resources	10,600	0.027	6,398
On the Haraat deposit in Mongolia, the Company’s Russian partner Geologorazvedka prepared an estimate of mineral resources in 1998. These estimates are considered historical mineral resources under Section 2.4 of NI 43-101. The methodology for the Haraat resource estimate is considered reliable to the level of classification specified. Scott Wilson RPA considers that the mineral resources, as shown in the foregoing table, in the Haraat area are equivalent to inferred and, because they are potentially economic, they are relevant.
Pathfinder Deposits (Arizona) — Historical Resource Estimate

	Tons of Ore	Grade	Pounds U3O8
Deposit	(,000)	(% U3O8)	(,000)
EZ1	106.3	0.66%	1,400
EZ2	216.5	0.44%	1,900
DB1	103.6	0.44%	900
WHAT	89.8	0.25%	400
Moonshine Springs	775.0	0.16%	2,500

Total			7,100
The Pathfinder deposit resource estimates are based on data, reports and documentation obtained from and prepared by previous operators, including AREVA. The Company is not treating the historical mineral resource estimate as NI 43-101 defined resources verified by a qualified person. The properties will require considerable further evaluation, which the Company’s management and consultants intend to carry out in due course.